Filed by CoStar Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  LoopNet, Inc.
Commission File No.: 000-52026

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the proposed transaction between CoStar Group, Inc. (“CoStar”) and LoopNet, Inc. (“LoopNet”), future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “may,” “believe,” “expect,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology.  Such statements are based upon the current beliefs and expectations of management of CoStar and LoopNet and are subject to significant risks and uncertainties. Actual results may differ materially from the results anticipated in the forward-looking statements.  The following factors, among others, could cause or contribute to such differences: the risk that expected cost savings or other synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that the businesses of CoStar and LoopNet may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction does not close, including, but not limited to, due to the failure to obtain approval of LoopNet’s stockholders, or the failure to obtain governmental approval; the risk that business disruption relating to the merger may be greater than expected; and failure to obtain any required financing on favorable terms.  Additional factors that could cause results to differ materially from those anticipated in the forward-looking statements can be found in CoStar’s Annual Report on Form 10-K for the year ended December 31, 2010 and LoopNet’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (SEC), including in the “Risk Factors” section of each of these filings, and each company's other filings with the SEC available at the SEC’s website (http://www.sec.gov).  Neither CoStar nor LoopNet undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed merger, CoStar will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of LoopNet.  LoopNet will mail the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.  Copies of the proxy statement/prospectus (when available) and other related documents filed by CoStar and LoopNet with the SEC may be obtained, free of charge, at the SEC’s website at www.sec.gov.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, free of charge, from CoStar’s website, www.CoStar.com, under the heading “Investors” in the “About Us” tab.  These documents may also be obtained, without charge, from LoopNet’s website, www.LoopNet.com, under the tab “Investor Relations”.

CoStar, LoopNet and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of LoopNet in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of LoopNet in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about CoStar’s executive officers and directors is available in CoStar’s definitive proxy statement filed with the SEC on April 27, 2011.  Information about LoopNet’s executive officers and directors is available in LoopNet’s definitive proxy statement filed with the SEC on April 4, 2011.  Free copies of these documents are available from the CoStar and LoopNet websites using the contact information above.

The following is an email sent by CoStar President & CEO Andrew Florance to CoStar employees on April 29, 2011.

Dear CoStar Team Member:

On Wednesday, CoStar Group, Inc. announced a definitive agreement to acquire LoopNet Inc.  We expect the deal to close later this year.

For more than two decades, CoStar has revolutionized the way commercial real estate professionals access and analyze information. Similarly, LoopNet has been at the forefront of creating dramatic efficiencies in how people market commercial properties. The merger of CoStar and LoopNet will bring together the premier resource for commercial real estate information with the premier online marketplace for commercial real estate, and create a combined organization with approximately 1,800 employees.

LoopNet is a very strong brand and its services are highly complementary to CoStar’s. Combining our corporate operations while continuing to develop these respected brands will create significant cost efficiencies that will enable us to maximize the value our customers receive. For example, combining our respective databases will improve data quality and provide our customers with a more comprehensive view of the market while eliminating the redundant task of entering listings into multiple data services.  And by concentrating our respective efforts in Research & Development, we will be able to develop innovative new products and enhancements to our core product s faster and more efficiently.

This acquisition will double the size of our subscriber base and we believe this deal creates significant cross-sell and up-sell opportunities. We plan to build the cross selling support functionality right into the products.  For example, CoStar customers will see prominent displays of how much more exposure is available for their listings on LoopNet and they will be able to buy that exposure with a single click. LoopNet customers will see prominent displays of how much more information is available to them on CoStar and we will make it easy for them to purchase that information.

The acquisition of LoopNet will be our largest deal to date and promises to be our most exciting yet!  However, until the merger is completed, both LoopNet and CoStar will remain separate companies. That means it is business as usual for all of us. So let’s enjoy the moment, but stay focused on our top priorities--servicing our customers, providing the best information, increasing sales and developing great products and services.

CoStar and LoopNet together will bring the full benefit of the internet to commercial real estate with a broad array of complementary solutions for all real estate participants, from large national brokerage firms and institutional players to small local brokers and property owners.

Please join me in welcoming our future team members from LoopNet. Together we will accomplish great things!

Sincerely,

Andy